December 16, 2024

Marilu Brassington
Interim Chief Accounting Officer
Scepter Holdings, Inc. NV
2278 Monitor St
Dallas, Texas 75207

          Re: Scepter Holdings, Inc. NV
              Registration Statement on Form 10
              Filed October 31, 2024
              File No. 000-56689
Dear Marilu Brassington:

        Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically,

        The financial statements are incomplete as no interim financial statements have been included. Refer to Refer to Part 210.3-01(e) of Regulation S-X and Item 13 of Form 10.
       We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

         Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Steven Davis